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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014065

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu 718-269-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co.,LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities Inc., as of June 30th, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

KATTY WONG
Notary Public, State of New York
No. 01WO6186734
Qualified in Queens County
Commission Expires: July 2, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

CONTENTS

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
[illegible]F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on Firstrade Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Firstrade Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Firstrade Securities, Inc.'s auditor since 2014.

Flushing, NY
August 28, 2020

WEI WEI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on Firstrade Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Firstrade Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Firstrade Securities, Inc.'s auditor since 2014.

Flushing, NY
August 28, 2020

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,637,316
Due from clearing broker	784,253
Accounts receivable	879,922
Accrued interest receivable	10,956
Prepaid taxes	90,097
Prepaid expenses	121,890
Short-term investments-other	1,956,506
Total Current Assets	8,480,940
PROPERTY AND EQUIPMENT-NET	711,837
OTHER ASSETS	
Investments	183,966
Right of use assets	3,465,364
Restricted cash-rebate reserve fund	200,353
Clearing deposits	1,057,871
Other assets	114,031
Intangible assets, net	188,419
Total Other Assets	5,210,004
Total Assets	**$ 14,402,781**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

(CONTINUED)

JUNE 30, 2020

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expense	$ 360,833
Accrued payroll	397,009
Income tax payable	71,821
Lease liabilities - current	150,606
Loan payable - current	472,350
Total Current Liabilities	1,452,619
OTHER LIABILITIES	
Loan payable	804,100
Lease liabilities, net of current portion	3,439,006
Deferred tax liability, net	121,043
Total Liabilities	5,816,768
STOCKHOLDER'S EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	-
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,603,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	7,153,705
Less: treasury stock at cost, 400,000 shares	(797,500)
Total Stockholder's Equity	8,586,013
Total Liabilities and Stockholder's Equity	**$ 14,402,781**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2020

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage and investment services for its clients.

On October 2 ,2017, all the Company's shareholders exchanged their common stock for common stock of Firstrade Holding Corporation. This exchange made the Company a wholly-owned subsidiary of Firstrade Holding Corporation. On October 24, 2017, the Company transferred 100% ownership in Firstrade Advisory LLC to Firstrade Holding Corporation. Firstrade Advisory LLC became an Affiliate of Firstrade Securities, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

d) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities not in level 1 which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Investment Valuations

Investments are carried at the values shown in Note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

f) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

g) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects.

h) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. These components of temporary differences are amortization of software development costs, depreciation, accrued vacation, and unrealized gains/losses on investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

i) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2017.

j) Newly Adopted Accounting Standard

The Company adopted FASB ASU 842 commencing July 1, 2019 with using the modified retrospective approach. The prior-year figures were not adjusted. This standard requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability based on the present value of the remaining lease payments. The Company recognized the right of use asset of $3,607,926 and lease liability of $3,740,219 on balance sheet as of July 1, 2019.

k) Subsequent Events Evaluation by Management

The Company has evaluated subsequent events transactions for the potential recognition or disclosure in the financial statements through August 28, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the World Health Organization ("WHO") declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically, self-isolation and shelter-in-place requirements have been or are being put in place.

At this point, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. The Company has not experienced any decrease of revenue and will continue to monitor and evaluate the nature and extent of the impact on our ongoing operations and future results of operations, financial condition and liquidity.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2020, the Company had net capital of $6,441,901 under Rule 15c3-1, which was 6,191,901 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 14.81%.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2019, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not level 1 for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 45,329	$ 138,637	$ -	$ 183,966
Certificates of deposit	-	1,956,506	-	1,956,506
Total at fair value	$ 45,329	$ 2,095,143	$ -	$ 2,140,472

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. As of June 30, 2020, the above low value lightly traded securities are valued at approximately $138,000. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2020 was approximately $113,000.

5. CERTIFICATES OF DEPOSIT

Certificates of deposit, with a 12 month or less maturity, totaling $1,956,506 are included in short-term investments-other in the accompanying statement of financial condition. The certificates bear interest ranging from 2.03% to 2.64% with penalties for early withdrawal.

Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LOAN PAYABLE

The Company has a line of credit of $1,000,000 with a bank, which expires on August 1, 2020 and is in the process of renewal. The loan is collateralized by a $1,000,000 certificate of deposit. The balance outstanding at June 30, 2020 is $472,350. Interest is charged at the bank's time certificate of deposit annual percentage rate plus 2%.

The Company has a Paycheck Protection Program loan ("PPP") of $804,100 with a bank, which expires on May 3, 2022. The loan was approved by Small Business Administration and has no collateral. The interest rate is 1%.

8. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2020, consist of the following:

	Useful Life in Years	
Leasehold improvements	10	$ 2,575
Equipment	5-7	2,924,181
Furniture and fixtures	5-7	274,006
Total property and equipment		3,200,762
Less: accumulated depreciation		(2,488,925)
Property and equipment-net		$ 711,837

Depreciation and amortization expense for the year ended June 30, 2020 was $270,948.

9. INTANGIBLE ASSETS

On August 11, 2017, Firstrade Securities Inc. signed a contract with Ally Investment Securities LLC to acquire accounts which were valued at $400,000.

Intangible assets consist of the following as of June 30, 2020:

	Useful Life In Years	
Trademark	15	$ 8,788
Purchase of customer accounts	5	400,000
Software development costs	3	4,944,604
Total intangible assets		5,353,392
Less: accumulated amortization		(5,164,973)
Intangible assets, net		$ 188,419

Amortization expense for the year ended June 30, 2020 was $80,064. Future estimated amortization expense is as follows:

Year Ended June 30,	
2021	$ 80,064
2022	80,064
2023	26,731
2024	1560
	$ 188,419

10. INCOME TAXES

For the year ended June 30, 2020, the Company does not file a separate Federal and New York State and City tax return. The Company's net income is included in the consolidated income tax return of Firstrade Holding Corporation. The Company will reimburse Firstrade Holding Corporation for its pro-rata share of income taxes, if any.

10. INCOME TAXES (continued)

Deferred taxes, net at June 30, 2020, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 351
Unrealized gain/loss	51,652
Depreciation	100,842
Total deferred tax liability	152,845
Less:	
Deferred tax assets	
Accrued vacation	31,802
Deferred tax liability, net	$ 121,043

12. RIGHT OF USE ASSET AND LEASE LIABILITY

Operating Leases

The Company occupies office space in New York. The current lease run through January 7, 2024. The lease was determined to be an operating lease. The Company recorded rent expense for the year ended June 30, 2020 of $291,265. The company doesn't have any other lease or fiancé lease arrangements.

In accordance with FASB issued (ASU) 2016-02 "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease contains a renewal option for a renewal term of an additional 10 years. The Company has reviewed and valued the right of use asset and lease liability based on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company recognized on its balance sheet as of July 1, 2019 for the right of use asset of $3,607,926, and a lease liability of $3,740,219. The cost for the operating lease was $291,265 for year ended Jun 30, 2020 and operating cash flow paid for lease liability during the same period was $150,606. The present value of the existing operating lease was determined by using the incremental collateralized bowing rate at July 1, 2019 of 4.05%.

12. RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2020 are as follows:

Year Ended June 30,	Lease	Less Discount Amount	Total Lease Liability
2021	$ 308,220	$ 142,322	$ 165,898
2022	317,460	135,304	182,156
2023	326,920	127,611	199,309
2024	336,709	119,203	217,506
2025	303,039	110,861	192,178
Thereafter	3,170,962	538,397	2,632,565
	$ 4,763,310	$ 1,173,698	$ 3,589,612

13. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2020 were approximately $ 5,304,000. The amount due from the clearing broker was collected in the subsequent month.

14. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result, the Company is required to have a segregated restricted reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2020, these customer rebates totaled $1,800. The balance of the rebate reserve account as of June 30, 2020 was $200,353.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Form SEC Rule 15c3-3, in which (1) Firstrade Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Firstrade Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
August 28, 2020

Firstrade Securities, Inc.

Exemption Report

June 30, 2020

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2020 without exception.

John L 8/28/2020

John Liu

Chairman and CEO

Note:

The firm has a reserve bank account for unpaid promotional rebates. The promotional rebates are not pay in term of cash to customer. The rebates are processed through the firm's clearing firm, Apex Clearing. When customer fills out a claim form, the clearing firm credits the customer's account and deducts the amount from firm's operation account at Apex Clearing. All of the firm's operation accounts are included in the monthly settlement calculation with Apex.